UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ULTRAPETROL (BAHAMAS) LIMITED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

P94398107

(CUSIP Number)

José Antonio Sastre G.

c/o SIPSA S.A.

Av. El Bosque Norte 0440 of. 1101

Las Condes

Santiago, Chile

Tel: (011) (56) (2) 362-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

(1)	Name of reporting person Inversiones Los Avellanos S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 117,864,085
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 117,864,085
(11)	Aggregate amount beneficially owned by each reporting person 117,864,085
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.9%
(14)	Type of reporting person (see instructions) CO

CUSIP No. P94398107

(1)	Name of reporting person Hazels (Bahamas) Investments Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Commonwealth of the Bahamas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 117,864,085
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 117,864,085
(11)	Aggregate amount beneficially owned by each reporting person 117,864,085
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.9%
(14)	Type of reporting person (see instructions) CO

CUSIP No. P94398107

(1)	Name of reporting person SIPSA S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 117,864,085
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 117,864,085
(11)	Aggregate amount beneficially owned by each reporting person 117,864,085
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.9%
(14)	Type of reporting person (see instructions) CO

CUSIP No. P94398107

(1)	Name of reporting person Felipe Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 701,368
	(8)	Shared voting power 117,864,085
	(9)	Sole dispositive power 701,368
	(10)	Shared dispositive power 117,864,085
(11)	Aggregate amount beneficially owned by each reporting person 118,565,453
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 84.3%
(14)	Type of reporting person IN

CUSIP No. P94398107

(1)	Name of reporting person Ricardo Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Argentina
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 701,368
	(8)	Shared voting power 117,864,085
	(9)	Sole dispositive power 701,368
	(10)	Shared dispositive power 117,864,085
(11)	Aggregate amount beneficially owned by each reporting person 118,565,453
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 84.3%
(14)	Type of reporting person IN

This Amendment No. 2 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Ultrapetrol (Bahamas) Limited., a Bahamas corporation, and amends the initial statement on Schedule 13D filed on July 22, 2010, and Amendment No. 1 thereto filed on November 19, 2012 (together, the “Original 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 of the Original 13D is hereby amended by adding the following.

On December 12, 2012, the Closing Date, in connection with the Closing, the terms of Shareholders’ Agreement and the Sparrow Shareholders’ Agreement became effective, Sparrow 2 issued the Warrant to Hazels and the Issuer, Sparrow, Los Avellanos and Hazels executed the Registration Rights Agreement. The Warrant is attached hereto as Exhibit F and the Registration Rights Agreement is attached hereto as Exhibit G.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The disclosure in Item 5 of the Original 13D is hereby amended by deleting the contents of such item in its entirety and replacing it with the following.

(a)	Amount and Percentage of Class Beneficially Owned.

Amount of Shares Beneficially Owned

As of the date hereof:

1.	Los Avellanos may be deemed to be the beneficial owner of 117,864,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for its own account and 3,128,568 shares of Common Stock held for the account of Hazels. It also includes, due to the terms of the Shareholders’ Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 shares held for the account of Sparrow 2.

2.	Hazels may be deemed to be the beneficial owner of 117,864,085 shares of Common Stock. This consists of 3,128,568 shares of Common Stock held for its own account and 4,735,517 shares of Common Stock held for the account of Los Avellanos. It also includes, due to the terms of the Shareholders’ Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 shares held for the account of Sparrow 2.

3.	SIPSA may be deemed to be the beneficial owner of 117,864,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for the account of Los Avellanos and 3,128,568 shares of Common Stock held for the account of Hazels. It also includes, due to the terms of the Shareholders’ Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 shares held for the account of Sparrow 2.

4.

F. Menéndez may be deemed to be the beneficial owner of 118,565,453 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for the account of Los Avellanos, 3,128,568 shares of Common Stock held for the account of Hazels, 546,368 shares issued to companies controlled by F. Menendez (of which 155,000 shares remain subject to applicable vesting periods), and options to purchase 155,000 shares. It also includes, due to the terms of the Shareholders’ Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 shares held for the account of Sparrow 2. This figure does not include options to purchase an additional 155,000 shares, which do not become exercisable within the next 60 days.

5.	R. Menéndez may be deemed to be the beneficial owner of 118,565,453 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for the account of Los Avellanos, 3,128,568 shares of Common Stock held for the account of Hazels, 546,368 shares issued to companies controlled by R. Menendez (of which 155,000 shares remain subject to applicable vesting periods), and options to purchase 155,000 shares. It also includes, due to the terms of the Shareholders’ Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 shares held for the account of Sparrow 2. This figure does not include options to purchase an additional 155,000 shares, which do not become exercisable within the next 60 days.

Percentage of Shares Beneficially Owned

The calculations set forth below are based on 140,419,487 shares of Common Stock outstanding, which is the amount the Issuer reported to be issued and outstanding in connection with entering into the Investment Agreement plus the shares issued in connection with the Closing, and have been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.	As of the date hereof, Los Avellanos may be deemed to be the beneficial owner of approximately 5.6% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 83.9% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

2.	As of the date hereof, Hazels may be deemed to be the beneficial owner of approximately 5.6% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 83.9% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

3.	As of the date hereof, SIPSA may be deemed to be the beneficial owner of approximately 5.6% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 83.9% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

4.	As of the date hereof, F. Menendez may be deemed to be the beneficial owner of approximately 6.1% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.3% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

5.	As of the date hereof, R. Menendez may be deemed to be the beneficial owner of approximately 6.1% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.3% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

Percentage of Voting Power

The shares of Common Stock beneficially owned by the Reporting Persons include 4,735,517 shares held directly by Los Avellanos that have voting rights of seven votes per share, 2,977,849 shares held directly by Hazels that have voting rights of seven votes per share, and 150,719 shares held directly by Hazels that have voting rights of one vote per share. Accordingly, the Reporting Persons may be deemed to beneficially own shares representing the following percentages of voting power as of the date hereof.

1.	Los Avellanos

Voting power excluding the shares held by Sparrow and Sparrow 2: 29.0%

Voting power including the shares held by Sparrow and Sparrow 2: 87.9%

2.	Hazels

Voting power excluding the shares held by Sparrow and Sparrow 2: 29.0%

Voting power including the shares held by Sparrow and Sparrow 2: 87.9%

3.	SIPSA Voting

power excluding the shares held by Sparrow and Sparrow 2: 29.0%

Voting power including the shares held by Sparrow and Sparrow 2: 87.9%

4.	F. Menéndez

Voting power excluding the shares held by Sparrow and Sparrow 2: 29.4%

Voting power including the shares held by Sparrow and Sparrow 2: 88.2%

5.	R. Menéndez

Voting power excluding the shares held by Sparrow and Sparrow 2: 29.4%

Voting power including the shares held by Sparrow and Sparrow 2: 88.2%

(b)	Number of shares

1.	Los Avellanos

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 117,864,085

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 117,864,085

2.	Hazels

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 117,864,085

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 117,864,085

3.	SIPSA

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 117,864,085

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 117,864,085

4.	F. Menéndez

Sole power to vote or to direct the vote: 701,368

Shared power to vote or to direct the vote: 117,864,085

Sole power to dispose or to direct the disposition of: 701,368

Shared power to dispose or to direct the disposition of: 117,864,085

5.	R. Menéndez

Sole power to vote or to direct the vote: 701,368

Shared power to vote or to direct the vote: 117,864,085

Sole power to dispose or to direct the disposition of: 701,368

Shared power to dispose or to direct the disposition of: 117,864,085

The filing of this Schedule 13D shall not be construed as an admission that any of Los Avellanos, Hazels, SIPSA, F. Menéndez or R. Menéndez is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of such Reporting Person, including (but not limited to) any shares held for the account of Sparrow or Sparrow 2.

(c) Pursuant to the Warrant, Hazels holds warrants exercisable under certain circumstances as described in Item 6 below, to obtain all economic interest in Sparrow 2, which holds 16,060,000 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed in Item 4 above, in connection with the Closing, the terms of Shareholders’ Agreement and the Sparrow Shareholders’ Agreement have become effective, the parties have executed the Registration Rights Agreement, and Sparrow 2 has issued the Warrant to Hazels. In addition, the existing Voting Agreement between Los Avellanos and Hazels has been canceled. The descriptions of the Registration Rights Agreement and Warrant contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to each such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Warrant

The Warrant grants Hazels the right, upon the occurrence of certain conditions, to purchase all of the Class B common stock of Sparrow 2 for $0.01 per share. These triggering events include:

•	Southern Cross achieving a certain rate of return on its investments in the Issuer or rejecting an offer to acquire its Common Stock at a price that would achieve those rates of return,

•	the 360-day moving average market price of the Issuer exceeding certain thresholds,

•

the Issuer or Sparrow or an affiliate of Sparrow selling at least 22,000,000 shares of Common Stock at a price that, if all of Sparrow’s shares were sold at that price, would achieve a certain rate of return, or

•

Sparrow refusing a request to make such a sale, or preventing the Issuer from making such a sale, at any time when the 180-day moving average price of the Common Stock was sufficiently high to achieve a certain rate of return.

The Warrant will expire if the employment of F. Menendez or R. Menendez is terminated under certain circumstances or if Sparrow sells all of its shares of Common Stock and none of the triggering events listed above have occurred.

Registration Rights Agreement

The Registration Rights Agreement grants Sparrow, Los Avellanos and Hazels the right to demand that the Issuer file a registration statement for the sale by them of their shares of Common Stock, all as described in that agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A:	Agreement between the Reporting Persons to file jointly

Exhibit D:	Shareholders’ Agreement by and between Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012.

Exhibit E:	Shareholders’ Agreement by and between Sparrow Capital Investments Ltd., Triton Shipping Ltd., Quattro Shipping Holding Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012.

Exhibit F:	Warrant to Purchase Ordinary Shares by and between Hazels Investments Inc., and Sparrow Capital Investments Ltd., dated December 12, 2012.

Exhibit G:	Registration Rights Agreement by and between Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.

Name: Julio Menéndez R.
Title: President

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Director

SIPSA S.A.

By:	/s/ Julio Menéndez R.

Name: Julio Menéndez R.
Title: President

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Attorney-in-Fact

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.

Name: Julio Menéndez R.
Title: Director

By:	/s/ José Antonio Sastre G.
Name: José Antonio Sastre G.
Title: Director

FELIPE MENÉNDEZ R.

/s/ Felipe Menéndez R.

RICARDO MENÉNDEZ R.

/s/ Ricardo Menéndez R.